UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                  AEROGEN, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    007779309
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                                 (CUSIP Number)

   Mitchell D. Kaye, Manager                        with a copy to:
   Xmark Asset Management, LLC                      Steven E. Siesser, Esq.
   301 Tresser Blvd.                                Lowenstein Sandler PC
   Suite 1320                                       65 Livingston Avenue
   Stamford, Connecticut 06901                      Roseland, New Jersey  07068
   (203) 653-2511                                   (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         007779309
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  New York, United States
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    Number of                      7. Sole Voting Power:                  *
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:           *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   1,133,330*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):   18.8%*
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14. Type of Reporting Person (See Instructions):  IA
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*   Xmark Asset Management, LLC, a New York limited  liability  company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. As of April 4, 2005, Xmark LP is the holder of 50,337 shares (the "Xmark LP Preferred") of the Series A-1 Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Aerogen, Inc., a Delaware corporation (the "Company"), which are presently convertible into 503,370 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). As of April 4, 2005,
Xmark Ltd is the holder of 62,996 shares (the "Xmark Ltd Preferred") of Preferred Stock, which are presently convertible into 629,960 shares of Common Stock. As a result of the fact that XAM possesses the sole power to vote and direct the disposition of the securities described above, for purposes of Reg.
Section 240.13d-3, XAM may be deemed to beneficially own 1,133,330 shares of Common Stock, or approximately 18.8% of the shares of Common Stock deemed issued and outstanding as of April 4, 2005.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          As the beneficial owner of the percentage of the Company's outstanding Common Stock described in Item 5 of this Schedule 13D, XAM can influence the outcome of matters that may be submitted to the vote of the Company's stockholders at annual or special meetings of stockholders. Such corporate actions may include, and are not limited to, the approval of each of the types of actions described in clauses (a) through (g) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any similar actions.

          XAM also has the power to influence the strategic direction of the Company as a result of restrictive covenants contained in the Certificate of Designations of the Series A-1 Preferred Stock, par value $0.001 per share of the Company (the "Preferred Stock") described in Item 6 of this Schedule 13D. In addition, under the terms of the Purchase Agreement described in Item 6 of this
Schedule 13D, Xmark LP and Xmark Ltd have the right (which has not been exercised to date) to designate two members to the Company's Board of Directors, and to remove or replace their designees, until they no longer collectively own at least 80,000 shares of Preferred Stock in the aggregate (appropriately adjusted for any stock dividend, split, combination or other recapitalization).

          Since the completion of the Financing, XAM has repeatedly contacted the Company and its Board of Directors expressing strong concern with the Company's strategic direction. In particular, XAM has expressed that the Company's greater than expected dissipation of cash since the completion of the Financing, combined with management's inability to lead the Company responsibly and to properly administer its financial resources, has compelled XAM to question the continuing efficacy of current management. XAM has repeatedly requested that the Company's management and Board implement cost-cutting measures and retain an investment banker to explore the Company's strategic alternatives. In response, the Company rebuffed XAM's concerns as an unintelligent misunderstanding of the Company's business model, while stating that it was indeed responsibly managing the Company.

          On March 29, 2005, XAM sent a letter to the Company's Board to, once again, express its deepening concern with the increasing degradation of the Company's financial condition and its continued terrible performance, and to provide the Company with notice that it will not consent to any Company financing transaction presented to it unless the Company effects (i) an immediate change in management, including the replacement of the Chairman and Chief Executive Officer and the Chief Financial Officer of the Company, (ii) a sale of all non-therapeutic assets (e.g., the device business), (iii) the immediate implementation of a plan to reduce expenditures, and (iv) the retention of a qualified investment banking firm to assist the Company in exploring alternatives to maximize shareholder value, including a potential sale of the Company. This letter is attached as an Exhibit to Amendment No. 3 to
Schedule 13D pursuant to Item 7 thereof, and the description of this letter is qualified in its entirety by this reference thereto.

          On April 1, 2005, Dr. Jane Shaw, on behalf of the Company's Board, responded to XAM's March 29, 2005 letter. Dr. Shaw's letter is filed as Exhibit
99.1 to the Current Report on Form 8-K filed by the Company on April 1, 2005. In her response, Dr. Shaw asserts, among other things, that XAM lacks certain information about the Company and XAM continues to fail to understand the Company. Dr. Shaw's letter goes on to state that the Company's Board has acted responsible since XAM's 2004 investment in the Company and in what the Board believed to be the stockholder' best interest. Through Dr. Shaw, the Board reiterated its offer to XAM to exercise its rights to appoint two members to the Board. The description of this letter is qualified in its entirety by reference thereto.

          On April 4, 2005, XAM responded to Dr. Shaw's April 1, 2005 letter disputing what it viewed as mischaracterizations and misstatements contained in her letter. XAM asserted that Dr. Shaw was attempting to shift the focus of the debate from Dr. Shaw's and the Board's conduct and the Company's performance to XAM. In its response letter, XAM reiterated its desire to support the removal of the Company's current management team, and also stated it would consider using its voting power to replace the Board. This letter is attached as an Exhibit to this Amendment No. 4 to Schedule 13D pursuant to Item 7 thereof, and the description of this letter is qualified in its entirety by this reference thereto.

          XAM may, from time to time, further utilize its voting and other rights to change or influence control of, and to influence the corporate affairs of, the Company, including through the use of its influence on the approval of any of the events referred to above. XAM may take additional steps intended to replace management, including without limitation Dr. Jane Shaw, and/or certain or all of the members of the Board of Directors. XAM may seek to acquire additional shares of the Company's Common Stock in the open market or through private purchase transactions, in an effort to increase its position and its voting strength. XAM also may decide to dispose of all or part of its position if it determines that it no longer desires to be, or it desires to reduce its position as, a stockholder of the Company.

          XAM intends to continue to evaluate the business and business prospects of the Company and its present and future interest in, and intentions with respect to, the Company, and in connection therewith may from time to time consult with other stockholders of the Company.

          The descriptions of the documents set forth in this Amendment No. 3 to
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference to this Amendment No. 3 to Schedule 13D as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following:

          11. Letter dated April 4, 2005 from XAM to the Company's Board of Directors.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            April 4, 2005

                                            XMARK ASSET MANAGEMENT, LLC


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                      Exhibit 11



April 4, 2005


Board of Directors
Aerogen, Inc.
2071 Stierlin Court
Mountain View, California  94043


Ladies and Gentlemen of the Board:

This letter responds to the mischaracterizations and misstatements in Dr. Shaw's April 1, 2005 letter to Xmark. The focus in that letter is misplaced. The company's focus should not be on Xmark's failure to continue accepting material non-public information from the company, which Xmark is not obligated to accept. Nor should the focus be Xmark's refusal to serve on a feeble and subservient board of directors, thereby exposing itself to personal liability from a suit by the company's shareholders. The focus, instead, should solely be on Dr. Shaw's own ineptitude in leading this company and the Board's corresponding impotence.

In her letter, Dr. Shaw stated that we do not understand the company's business model. We will never understand a model in which the chief executive officer wantonly and repeatedly drives her company to the brink of bankruptcy. We have, despite her erroneous and misleading statements to the contrary, had multiple meetings with management. We also have had countless telephonic discussions with management and the Board of Directors.

The only true lack of understanding here lies with the company. Management and the Board clearly do not understand the company's investors, particularly Xmark, which led last year's financing that rescued the company. Despite Dr. Shaw's assertion, we never expected a quick exit from our investment in the company. Xmark is a long-only life sciences fund and our investment thesis was based on a long-term perspective.

Dr. Shaw also complained that our filings made with the Securities and Exchange Commission were late. That complaint is audacious given that the company has missed the filing deadline for its Annual Report on Form 10-K. Dr. Shaw's complaint is even more egregious given that the company has never once timely paid the dividends on the preferred stock. Indeed, the company has missed the timely payment every single quarter since the preferred stock has been issued. In most cases, the company has been more than four months late in paying these dividends. The Board certainly must recognize that this failure to pay these dividends renders the company ineligible to use a Form S-3 for further financing transactions. This significantly increases the cost and time it will take to complete any such financing. This is just one more manifestation of the

Board of Directors of Aerogen, Inc.
April 4, 2005
Page 2 of 3



pervasiveness of the company's and the Board's mismanagement and disregard. The delinquency of these dividends is laid equally at management's and the Board's doorsteps.

Our recently reported securities transactions, nearly one year after our investment, were accomplished not only with the Board's and management's full knowledge, but indeed, in some cases, with their assistance and approval. As you well know, and as you were timely notified, we sold a small portion of our preferred position in a private sale. We also sold our unexercised warrants in a private sale. Finally, we sold 91,309 dividend shares of common stock in a private sale. None of these trades were in or through the market. In fact, during the period covered by these filings, we have never been in the market, long or short, in the company's stock.

Dr. Shaw's mischaracterizations and misstatements in her letter are nothing more than a transparent attempt to shift focus away from her incompetence and the company's abhorrent performance.

We want to remind management and the Board as to the purpose of our letter of last week. As long as current management remains in place -and absent significant and immediate changes in circumstances- we will absolutely exercise our veto right with respect to any financing transaction over which our veto would have effect. Dr. Shaw has time and again proven her gross incompetence and displayed wanton disregard for anything but her own reputation. We frankly do not understand how someone who serves on the boards of directors of Intel Corporation, McKesson Corporation and OfficeMax Incorporated - three Fortune 500 companies - is so incompetent at running a small public company.

It seems apparent to us that Dr. Shaw has a stranglehold on the Board, which has been paralyzed by Dr. Shaw's reputation. The Board, in our view, has subverted its fiduciary duties in favor of Dr. Shaw's misguided agenda. The Board appears unable to independently evaluate its responsibilities and obligations. A number of months ago we suggested to the Board that we believed company counsel had a conflict of interest in advising both management and the Board (of which Dr. Shaw is Chairman) throughout this ongoing debate. The Board's continuing reliance on company counsel in this matter demonstrates to us that it is in no way independent from Dr. Shaw. In our view, this gross lapse in judgment is a very material issue.

If we have not been clear enough already, we will reiterate our point once again
- we are nearing the end of our patience. The waste of corporate assets and incompetent administration of the company is, in our view, actionable. If the circumstances do not change immediately, including Dr. Shaw's removal, we will

Board of Directors of Aerogen, Inc.
April 4, 2005
Page 3 of 3


explore taking definitive steps to enforce our rights and remedies against both management and the Board.


Very truly yours,

Xmark Asset Management, LLC


/s/ Mitchell D. Kaye
---------------------------
Mitchell D. Kaye,
Chief Investment Officer